SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Global Eagle Entertainment Inc. (f/k/a Global Eagle Acquisition Corp.)
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

37951D102
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37951D102	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Interfund Equity USA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,194,674 shares of Common Stock 1,240,281 shares of Common Stock issuable upon exercise of warrants (see Item 4)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,194,674 shares of Common Stock 1,240,281 shares of Common Stock issuable upon exercise of warrants (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,194,674 shares of Common Stock 1,240,281 shares of Common Stock issuable upon exercise of warrants (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6% (see Item 4)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 37951D102	13G/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON GLG Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,040,737 shares of Common Stock 2,094,600 shares of Common Stock issuable upon exercise of warrants (see Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,040,737 shares of Common Stock 2,094,600 shares of Common Stock issuable upon exercise of warrants (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,040,737 shares of Common Stock 2,094,600 shares of Common Stock issuable upon exercise of warrants (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (see Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, the warrants are subject to a 9.8% blocker and the percentage set forth in Row (11) gives effect to such blocker. However, Rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of the warrants and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of shares of Common Stock reported in Rows (6), (8) and (9).

CUSIP No. 37951D102	13G/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON GLG Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,040,737 shares of Common Stock 2,094,600 shares of Common Stock issuable upon exercise of warrants (see Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,040,737 shares of Common Stock 2,094,600 shares of Common Stock issuable upon exercise of warrants (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,040,737 shares of Common Stock 2,094,600 shares of Common Stock issuable upon exercise of warrants (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (see Item 4)*
12	TYPE OF REPORTING PERSON IA, HC

* As more fully described in Item 4, the warrants are subject to a 9.8% blocker and the percentage set forth in Row (11) gives effect to such blocker. However, Rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of the warrants and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of shares of Common Stock reported in Rows (6), (8) and (9).

CUSIP No. 37951D102	13G/A	Page 5 of 6 Pages

This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on May 23, 2011 (the "Original Schedule 13G"), as amended by Amendment No. 1 filed on February 13, 2012 (the Original Schedule 13G as amended, the "Schedule 13G"), with respect to shares of common stock, par value $0.0001 per share (the "Common Stock"), of Global Eagle Entertainment Inc. (f/k/a Global Eagle Acquisition Corp.), a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c), as of the date hereof, is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Based upon the Company's Current Report on Form 8-K, filed on February 4, 2013, as of January 31, 2013, there were 35,724,655 shares of Common Stock outstanding. In calculating the percentage of shares of Common Stock held by the Reporting Persons, we assumed the exercise of the reported warrants, subject to the 9.8% beneficial ownership blocker described below.

As set forth in the terms of the reported warrants, the number of shares of Common Stock into which such warrants are exercisable is limited to the number of shares of Common Stock that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.8% of the shares of Common Stock. However, Rows (6), (8) and (9) of the cover page for each Reporting Person hereto show the number of shares of Common Stock that would be issuable upon full exercise of the warrants and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by the Investment Manager and the General Partner, after giving effect to such blocker, is less than the number of shares of Common Stock reported in Rows (6), (8) and (9).

The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all shares of Common Stock owned by the GLG Funds. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all shares of Common Stock owned by the GLG Funds. Each of the Investment Manager, the General Partner and GLG Inc. hereby disclaims any beneficial ownership of any such shares of Common Stock, except for their pecuniary interest therein.

CUSIP No. 37951D102	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2013

INTERFUND EQUITY USA
By: GLG Partners LP, its Investment Manager GLG PARTNERS LP Individually and in its capacity as Investment Manager of INTERFUND EQUITY USA
By: /s/ Victoria Parry
Name: Victoria Parry
Title: Head of Product Legal

GLG PARTNERS LIMITED
Individually and in its capacity as General Partner of GLG Partners LP

By: /s/ Emmanuel Roman
Name: Emmanuel Roman
Title: CEO